UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2020 First Half Preliminary Operating Results

On July 21, 2020, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2020. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2020	1Q 2020	% Change Increase (Decrease) (Q to Q)	2Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,719,264	19,273,137	(44.38)	12,590,238	(14.86)
	Cumulative	29,992,401	19,273,137	—	24,927,570	20.32
Net operating profit	Specified Quarter	1,390,458	1,039,119	33.81	1,310,158	6.13
	Cumulative	2,429,577	1,039,119	—	2,469,407	(1.61)
Profit before income tax	Specified Quarter	1,376,208	1,019,396	35.00	1,358,805	1.28
	Cumulative	2,395,604	1,019,396	—	2,524,748	(5.12)
Profit for the period	Specified Quarter	992,440	738,937	34.31	991,467	0.10
	Cumulative	1,731,377	738,937	—	1,837,397	(5.77)
Profit attributable to shareholders of the parent company	Specified Quarter	981,849	729,454	34.60	991,192	(0.94)
	Cumulative	1,711,303	729,454	—	1,836,844	(6.83)

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2020	1Q 2020	% Change Increase (Decrease) (Q to Q)	2Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,520,138	9,012,039	(49.84)	6,164,051	(26.67)
	Cumulative	13,532,177	9,012,039	—	11,472,979	17.95
Net operating profit	Specified Quarter	903,727	832,604	8.54	981,851	(7.96)
	Cumulative	1,736,331	832,604	—	1,757,415	(1.20)
Profit before income tax	Specified Quarter	913,181	797,381	14.52	989,171	(7.68)
	Cumulative	1,710,562	797,381	—	1,765,754	(3.13)
Profit for the period	Specified Quarter	670,931	586,347	14.43	732,296	(8.38)
	Cumulative	1,257,278	586,347	—	1,305,109	(3.66)
Profit attributable to shareholders of the parent company	Specified Quarter	660,407	586,347	12.63	732,296	(9.82)
	Cumulative	1,246,754	586,347	—	1,305,109	(4.47)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2020	1Q 2020	% Change Increase (Decrease) (Q to Q)	2Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,201,222	5,245,386	(77.10)	2,013,692	(40.35)
	Cumulative	6,446,608	5,245,386	—	4,526,151	42.43
Net operating profit (loss)	Specified Quarter	230,229	(20,808)	*	100,517	129.04
	Cumulative	209,421	(20,808)	—	218,124	(3.99)
Profit (Loss) before income tax	Specified Quarter	210,931	(16,555)	*	127,769	65.09
	Cumulative	194,376	(16,555)	—	249,651	(22.14)
Profit (Loss) for the period	Specified Quarter	151,484	(14,682)	*	93,126	62.67
	Cumulative	136,802	(14,682)	—	180,402	(24.17)
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	151,479	(14,688)	*	93,120	62.67
	Cumulative	136,791	(14,688)	—	180,395	(24.17)

Note: 1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2020 first half earnings conference, which are based on KB Financial Group’s consolidated financial statements.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	* indicates that a profit was recorded in the current period compared to a loss in the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 21, 2020	By: /s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer